SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Exeter Resource Corporation

(Name of Issuer)

Common Shares

(Title or Class of Securities)

301835104

(CUSIP Number)

Yale R. Simpson

6526 Wellington Avenue

West Vancouver, British Columbia V7W 2H9 Canada

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐. Check the following box if a fee is being paid with statement ☐. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 301835104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yale R. Simpson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada and Australia

NUMBER OF	7.	SOLE VOTING POWER	2,275,750
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,275,750
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,275,750*

* The reporting person holds 1,380,250 common shares and stock options which may be exercised to purchase an additional 895,500 common shares.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

5.8388%**

** The percentages used herein are calculated based on 38,081,013 issued and outstanding shares as of May 25, 2007, plus 895,500 common shares underlying stock options, which are beneficially owned by the reporting person.

14.	TYPE OF REPORTING PERSON*

IN

Item 1.   Security and Issuer.

Exeter Resource Corporation [XRA] (the “Issuer”)

Common Shares

Suite 1260, 999 W. Hastings Street, Vancouver, British Columbia V6C 2W2 Canada

Item 2.   Identity and Background.

This Schedule 13D is being filed by Yale R. Simpson (“Simpson”). Simpson’s address is 6526 Wellington Avenue, West Vancouver, British Columbia V7W 2H9 Canada. Simpson is a Canadian citizen and is a director and chairman of the Issuer. During the past five years, Simpson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Simpson has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.   Source and Amount of Funds or Other Compensation.

The 1,380,750 shares held directly by Simpson were acquired using personal funds and include shares purchased through the exercise of stock options.

Simpson also holds options of the Issuer, which were acquired by Simpson at no cost and which are exercisable to purchase 895,500 common shares of the issuer.

Item 4.   Purpose of Transaction.

Simpson has acquired the shares for investment purposes only. Simpson was a director and chairman of the Issuer at the time the Issuer became a Section 12g reporting company.

Item 5.   Interest in Securities of the Issuer.

See items 7-11 on the cover page.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None

Item 7.    Materials to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2007	/s/ Yale R. Simpson _________________________________________________
Yale R. Simpson